2000 K Street, N.W.
Suite 700
Washington, DC 20006
T: 202.822.9611
Eric S. Purple
epurple@stradley.com
202.507.5154

August 11, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Filing Desk
Attn: Sonny Oh

Re:	Invesco QQQ TrustSM, Series 1 (File no. 811-08947) Comments on Preliminary Proxy Materials for Special Shareholder Meeting

Dear Mr. Oh:
On behalf of the above-named registrant (the “Trust” or the “Fund”), the following are the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which were communicated telephonically on July 29, 2025 with respect to the Trust’s preliminary proxy statement and related materials that were filed on July 17, 2025 (the “Proxy Statement”). Each Staff comment as we understand them is summarized below, followed by the Trust’s response to the comment. Any capitalized terms used herein that are not defined have the same meaning as in the Proxy Statement. We confirm that where changes are made to one section of the Proxy Statement, we will make conforming changes to similar disclosures throughout the Proxy Statement, as applicable.
1)
Comment: Consider clarifying in the letter to shareholders and the Notice of Special Meeting of Beneficial Owners (“Notice”) that the proposed conversion of the Fund from a UIT to an Open-End Fund will not occur unless all three Proposals are approved by shareholders.

Response: We have added language to the letter to shareholders and the Notice to state that the conversion will not occur unless all three Proposals are approved by shareholders.

2)
Comment: The first paragraph under the heading “Voting at the Meeting” on page 2 of the Proxy Statement states that beneficial owners of the Trust on the Record Date are entitled to one vote per share.  Although the Record Date is set forth in the Notice, specify the actual Record Date in the Proxy Statement.

Response: We have revised the language in the Proxy Statement to state that the Record Date is August 15, 2025.

August 11, 2025

3)
Comment: In the same paragraph on page 2 noted in Comment no. 2, pursuant to Item 6 of Schedule 14A, please also disclose the total number of outstanding shares.

Response: We have disclosed the number of outstanding shares in the cited paragraph.

4)
Comment: On page 5, the disclosure in the section “Questions and Answers about the Proposals” states: “If Shareholders approve the changes outlined in Proposal 1, and either of Proposal 2 or Proposal 3 receives an unfavorable vote, the changes set forth in Proposal 1 will not take effect.”  Please revise the disclosure to state that all three Proposals will not take effect if any Proposal receives an unfavorable vote.

Response: We have revised the disclosure to state that all three Proposals will not take effect if any Proposal is not approved by shareholders.

5)
Comment: On page 5, the disclosure in the section “Questions and Answers about the Proposals” states: “If the Proposals are approved, Invesco will, and the Trustee may, gain certain enhanced benefits, establishing potential conflicts for QQQ…”. Consider rephrasing the word “establishing” in this sentence.

Response: We have revised the disclosure to state that “Invesco will, and the Trustee may, gain certain enhanced benefits, resulting in ~~establishing~~ potential conflicts for QQQ…”.

6)
Comment: On page 5, under the heading “Benefits to Invesco and Risks Associated with the Advisory Agreement,” the disclosure notes that “under the Advisory Agreement any marketing of the Trust would be paid out of Invesco’s unitary fee, inherently lowering Invesco’s revenue (and potential profits).” The Staff notes that the disclosure in this section and other sections of the Proxy Statement state that Marketing Expenses would be paid out of Invesco’s unitary fee. We also note that Section 6 of the Form of Advisory Agreement in Appendix G proposes to exclude any payments under the Trust’s 12b-1 plan. Further, on page 35 of the Proxy Statement in the discussion of Proposal 3, footnote 11 to the fee table comparing the Trust’s operating expenses before and after the conversion states that Invesco will pay for all Marketing Expenses from its profits earned from the management fee. Clarify the specific source of payments for such expenses and make conforming changes to this section and other similar disclosures in the Proxy Statement.

Response: Under the Trust’s present operating model as a UIT, as disclosed in the Proxy Statement, Invesco, as Sponsor, currently is entitled to receive reimbursement out of fund assets for Marketing Expenses of the Trust. Under the new proposed structure, the Trust (operating as an Open-End Fund) would no longer reimburse Invesco for any Marketing Expenses of the Trust out of its own assets.  Instead, all Marketing Expenses of the Trust would be borne entirely by Invesco from its own resources, including any profits it made pursuant to the unitary fee authorized by the Advisory Agreement.  As the SEC has noted, distribution related expenses may be “made out of the adviser's own resources (including, but not limited to, the profits under the advisory contract)” without implicating Rule 12b-1. See Payment of Asset-Based Sales Loads by Registered Open-End Management Investment Companies, SEC Rel. No. IC-16431 (June 13, 1988).  The disclosure identified by the Staff was intended to make this point and to note that marketing would no longer be a expense of the Trust, but rather would be paid out of Invesco’s own resources, including any profits it might realize under the unitary fee,

August 11, 2025

and to note that as a consequence there is no guarantee that Invesco will pay for the same amount of marketing for the Trust when it is an Open-End Fund as it spends currently for the Trust operating as a UIT.  We have revised the disclosure to clarify this point and to make clear that any such payments are not elements of the unitary fee itself, but rather will come from Invesco’s own resources (including any potential profits derived from the unitary fee), consistent with SEC guidance.

We also confirm that Section 6 of the proposed Advisory Agreement excludes distribution related payments from the scope of the unitary fee by making clear that all such payments (which must necessarily be made pursuant to a 12b-1 plan approved by shareholders) are excluded from the scope of the unitary fee.  We confirm that the Trust currently does not utilize a 12b-1 fee and has no present intention of seeking to implement such a fee. If a Rule 12b-1 Plan were to be implemented for the Trust in the future, any such plan would first require the vote of approval of at least a majority of the outstanding voting securities of the Trust.

7)
Comment: On page 6, under the heading “Benefits to Invesco and Risks Associated with Utilizing Invesco’s Affiliated Broker for Portfolio Transactions,” the disclosure states that “Invesco has established a commission schedule under the oversight of the board of trustees for the Invesco ETFs to ensure that Invesco discharges its best execution duties when placing transactions with an affiliate.” Please confirm supplementally, and consider clarifying in the disclosure, that the Fund and its Board will also be subject to certain regulatory requirements (see, for example, Rule 17e-1).

Response: We supplementally confirm that the Fund, in its operation as an Open-End Fund, would be subject to the regulatory requirements with respect to brokerage applicable to ETFs generally, including Section 17(e) and Rule 17e-1 thereunder. We also have added disclosure to this effect following the sentence cited by the Staff on page 6.

8)
Comment: On page 6, under the heading “Potential Risks of Changing QQQ’s Governance and Oversight Model,” please consider clarifying that the change in governance model also involves risks associated with the Fund being managed by an external adviser.

Response: We have added additional disclosure to the paragraph cited by the Staff explaining that the conversion also involves certain risks associated with management by an external adviser.

9)
Comment: On page 7, in the second paragraph under the heading “How do I provide my vote?”, the disclosure states: “Proxies marked ‘WITHHOLD’ (with respect to Proposal 1) or ‘ABSTAIN’ will not be voted ‘FOR’ a Proposal…”. Please clarify the distinction between “withhold” and “abstain.”

Response: We have revised the disclosure to change references from “WITHHOLD” in Proposal 1 to “ABSTAIN”, consistent with the language used for Proposal 3. As a result, both Proposals use the same language. We also will amend the draft Proxy Card to reflect this change.

10)
Comment: On page 7, in the second paragraph under the heading “How do I provide my vote?”, the disclosure states: “An unfavorable vote on Proposal 1 will result in the failure of Proposal 2 and Proposal 3. An unfavorable vote on either of Proposal 2 or Proposal 3 will not affect the

August 11, 2025

Trust’s ability to implement Proposal 1, should it receive a favorable vote. However, the Trustee and the Sponsor do not intend to implement Proposal 1 unless all three Proposals (Proposal 1, Proposal 2 and Proposal 3) are approved.” Please clarify that the Fund’s proposed conversion from a UIT to an open-end ETF will not occur unless all three Proposals are approved by shareholders.

Response: We have revised the disclosure to clarify that the conversion will not occur unless all three Proposals are approved by shareholders.

11)
Comment: On page 7, under the heading “What is the deadline to submit my proxy by mail, telephone or the internet?”, the disclosure states that Invesco “must receive your proxy in time to be voted at the Meeting or any adjournments or postponements thereof, which means the proxy must be received prior to the closing of the polls of the Meeting or any adjournment or postponements thereof.” Clarify how far in advance of the Meeting it would be necessary to vote for the proxy to be received.

Response: There is no specific amount of time required for shareholders to provide their proxy in advance of the Meeting; rather, it must simply be received prior to the closing of the polls. If shareholders vote their shares by means other than in person, they must allow for sufficient time for their proxy to be received, relative to the nature of how they are submitting their proxy (e.g., via by mail, or by the internet). However, for purposes of clarity, we have revised the disclosure to provide shareholders notice of this fact.

12)
Comment: On page 8, the first paragraph under the heading “What is the vote necessary to approve the Proposals?” states that Proposal 3 requires “ the lesser of (a) the affirmative vote of 67% or more of the voting securities present or represented by proxy, if the holders of more than 50% of the outstanding voting securities of the Trust are present or represented by proxy, or (b) the affirmative vote of more than 50% of the outstanding voting securities of the Trust.” Please delete the first use of the phrase “or represented by proxy” from the disclosure in order to more closely align to the provisions of Section 2(a)(42) of the Investment Company Act of 1940 (the “1940 Act”).

Response: We have deleted the first use of the phrase “or represented by proxy” to more closely align the disclosure with the provisions of Section 2(a)(42) of the 1940 Act.

13)
Comment: On page 8, the second paragraph under the heading “What is the vote necessary to approve the Proposals?” states that abstentions and broker non-votes have the same effect as a vote “AGAINST” Proposal 2 and Proposal 3.  The reference to Proposal 2 in this disclosure should be changed to Proposal 1.

Response: We have revised the disclosure to refer to Proposal 1.

14)
Comment: On page 8, the third paragraph under the heading “What is the vote necessary to approve the Proposals?” states that an unfavorable vote on either of Proposal 2 or Proposal 3 will not affect the Trust’s ability to implement Proposal 1.  Please clarify this disclosure to indicate that all three Proposals will not take effect if any Proposal is not approved by shareholders. Please also reconcile this language with the language on page 7 of the Proxy Statement, in second paragraph under the heading “How do I provide my vote?”.

August 11, 2025

Response: We have revised the disclosure to make clear that all three Proposals will not take effect if any Proposal is not approved by shareholders. In addition, we have included the information from the language cited on page 7.

15)
Comment: On page 10, in Proposal 1 under the heading “Background of the Proposal: Existing Structure and Proposed Conversion,” clarify that the Fund, as an open-end ETF, will adopt the registration statement of the UIT as its own registration statement for purposes of the Securities Act of 1933 (the “1933 Act”) and the Securities Exchange Act of 1934, and consistent with provisions of Rule 414(d) under the 1933 Act.

Response: We have included in the disclosure the statement required by Rule 414(d) with respect to the adoption of the registration statement.

16)
Comment: On page 10, under the heading “Background of the Proposal: Existing Structure and Proposed Conversion,” the disclosure states that the Trust also operates pursuant to exemptive relief granted by the SEC. Please clarify that the Trust also operates as an ETF pursuant to such exemptive relief granted by the SEC.

Response: We have revised the disclosure to include the additional text requested by the Staff.

17)
Comment: Provide more detail in the disclosure referring to the Exemptive Order, to the extent that any of the relief granted by the Exemptive Order relates to the Proxy Statement.

Response: The Exemptive Order, in general, governs the operations of the Trust as a UIT and provides certain exemptive relief to Invesco Capital Management LLC that is inapplicable to the Trust’s operation as an open-end management investment company. We confirm that the relief granted under the Exemptive Order, and the related conditions thereunder, are unrelated to the Proposals set forth in the Proxy Statement.  Further, if the Proposals are approved and the related changes implemented, we confirm that the Fund will no longer rely on the Exemptive Order and will, instead, comply with Rule 6c-11 under the 1940 Act.

18)
Comment: On page 12 of the Proxy Statement, under the heading “Benefits of an Open-End Fund Structure—Significant Financial Benefits,” consider including discussion of the use of an affiliated broker, to align with similar disclosure about use of affiliated brokers that appears on page 6.

Response: We have included a discussion under the heading “Significant Financial Benefits” regarding the potential benefits and related risks of the Trust’s use of an affiliated broker similar to the disclosure set forth under the heading “Benefits to Invesco and Risks Associated with Utilizing Invesco’s Affiliated Broker for Portfolio Transactions” on page 6.

19)	Comment: In Proposal 2, describe the Trust’s policy, if any, with regard to Board members’ attendance at annual meetings of security holders, as required by Item 22(b)(15)(i) of Schedule 14A.

August 11, 2025

Response: The Trust currently is not governed by a board of directors; rather, BNY serves as the Trust’s trustee.  As a result, the Trust currently does not have a policy with respect to board members’ attendance at meetings of security holders.

As discussed in the Proxy Statement, the Trustee Nominees currently serve as trustees on the ETF Board. The nominating and governance committee of the ETF Board has adopted governance guidelines and procedures, pursuant to which trustees are encouraged to be present at each meeting of shareholders. As board governance matters are determined by the board of trustees, the Trustee Nominees (if elected) may adopt a policy that differs from the policy adopted by the ETF Board. However, as discussed in the Proxy Statement, if shareholders approve the Proposals, it is expected that the Trust’s newly constituted board of trustees will adopt the same or a substantially similar approach for the Trust. We have included disclosure in the Proxy Statement regarding the ETF Board’s policy with respect to trustee attendance at meetings of security holders and noted Invesco’s expectation that the Trustee Nominees (if elected) would implement a similar policy with respect to the Trust.

20)
Comment: If the Board’s nominating committee does not have a policy with regard to the consideration of any director candidates recommended by security holders, state that fact and state the basis for the view of the Board that it is appropriate for the Trust not to have such a policy. (See Item 22(b)(15)(ii) of Schedule 14A.)

Response: As explained in the response to comment no. 19, the Trust currently is not governed by a board of directors.  However, the nominating and governance committee of the ETF Board has adopted governance guidelines and procedures, which state that suggestions for trustees may be submitted by shareholders. As noted in response to the prior comment, the ETF Board (if elected) may adopt a differing policy; however, as discussed in the Proxy Statement, if shareholders approve the Proposals, it is expected that the Trust’s newly constituted board of trustees will adopt the same or a substantially similar approach for the Trust. We have included disclosure in the Proxy Statement regarding the ETF Board’s policy to accept suggestions for trustee candidates from shareholders, as well as noted Invesco’s expectation that the Trustee Nominees (if elected) would implement a similar policy with respect to the Trust.

21)
Comment: In the discussion of Proposal 3 on page 31, under the heading “Background about the Proposal,” the disclosure states that the Trust will be able to offer a lower overall net expense ratio as an open-end fund as compared to the Trust’s current net expense ratio as a UIT. Please confirm the use of “net” in this context, as compared to “gross.”

Response: We have revised the disclosure to delete the reference to “net” in discussion of the expense ratio.

22)
Comment: On page 32, under the heading “Background about the Proposal—The Current Governing Instruments”, the disclosure contains information about the gross expenses for the Trust for the year ended September 30, 2024. Please confirm and disclose whether that information refers to the Fund’s fiscal year-end.

Response: We confirm that the Trust has a September 30 fiscal year end and that the disclosure cited by the Staff refers to the Trust’s most recently completed fiscal year. We have revised the disclosure accordingly to clarify this point.

August 11, 2025

23)
Comment: On page 33, the disclosure under the heading “Background about the Proposal—Comparison to Unitary Fee Structure under the Advisory Agreement” states that “…the amount of marketing would be entirely at the discretion of Invesco (and therefore could change in the form of an increase or decrease) …”. Please clarify this language, as the Staff does not agree that it is accurate to say that the amount of marketing expenses are entirely at the discretion of Invesco.  Supplementally, explain the Board’s involvement with the determination of the legitimate profits as part of the 15(c) process.

Response: We have revised the disclosure to remove the term “entirely” and to clarify that marketing expenses will be paid at the discretion of Invesco, as adviser, subject to oversight by the Board.  Additionally, we further note that each year, during the ETF Board’s review of advisory agreements related to the Invesco ETFs, Invesco provides to the ETF Board significant materials detailing the nature and reasonableness of the unitary fees charged, including profitability data on both a pre- and post- marketing basis.  In accordance with Section 15(c) of the 1940 Act, the ETF Board considers this information (as well as other factors) when determining whether fee levels remain appropriate.

24)
On page 34, the disclosure includes a table that compares the current annual fund operating expenses of the Trust, expressed as a percentage of net assets, with the pro forma expense ratios of the Trust under the Advisory Agreement, as well as the expense ratio of the Invesco NASDAQ 100 ETF and the Invesco NASDAQ 100 Index Fund. Please include the date of that information in the table.

Response: The disclosure has been revised to note that the information is as of the end of the fiscal year for each fund, as set forth in the fee table of each fund’s currently effective registration statement.

25)
Comment: With respect to the Invesco NASDAQ 100 ETF included in the comparison table cited in Comment no. 24, please clarify in the disclosure why the Fund’s proposed management fee would be higher than that of the Invesco NASDAQ 100 ETF.

Response: Although Invesco proposes reducing the expense ratio of the Trust by 2 basis points as part of the conversion to an Open-End Fund (reducing the expense ratio from 20 basis points to 18 basis points), the legacy administrative cost structure of the Trust (i.e., fund expenses paid from the unitary fee that are not related to investment advisory services) constrains further reductions in the unitary fee charged to the Trust, which explains the fee differential between the two funds.  When taking into account external vendor costs that are paid out of the unitary fees (specifically, the fees paid to: (i) the index provider; and (ii) the transfer agent, custodian, and administration and accounting agent), the remaining revenue to Invesco is materially similar between the two funds.

The Trust has added a footnote to the comparison table cited in Comment no. 24 to clarify that the difference between the proposed unitary fee charged to the Trust and the unitary fee charged to the Invesco NASDAQ 100 ETF is due to differences in the administrative cost structures of the two funds that will remain post-conversion.

August 11, 2025

26)
Comment: On page 34, footnote 2 to the table cited in Comment no. 24 states that the Trustee’s annual fee ranges from 0.04% to 0.10%, based on the NAV of the Trust, with a minimum fee amount not to fall below $180,000. In addition to the dollar amount cited, please provide that value as a percentage of Fund assets.

Response: The minimum fee amount of $180,000 was established at the inception of the Trust in 1999 and is set forth in the Trust’s Standard Terms and Conditions. We have included this disclosure in the Proxy Statement for reference; however, based on current assets, this value represents less than 5/1000th of a basis point of the Trust’s net assets. We believe that including such a value in percentage terms is unlikely to be of probative value for a shareholder in evaluating the Proposal and respectfully decline to amend the disclosure.

27)
Footnote 11 to the table cited in Comment no. 24 states: “Should the Trust’s change in classification occur, the Sponsor, as investment adviser, would pay for all marketing expenses from its profits earned from the management fee.” Please clarify the disclosure about Marketing Expenses of the Fund as noted in Comment no. 6.

Response: We have added a sentence to footnote 11 to emphasize that Marketing Expenses do not represent expenses of the Trust, but will be paid exclusively by the Adviser out of its own resources.

28)
On page 36, in the discussion of Proposal 3 under the heading “Other Differences Between the Governing Instruments and the Advisory Agreement,” the disclosure states: “As permitted by the 1940 Act, the Advisory Agreement will have an initial two-year term and will continue in effect from year to year thereafter…”.  Please also disclose any termination provisions for the Advisory Agreement.

Response: We have revised the language to include disclosure about the Advisory Agreement’s termination provisions. The revised language is as follows:

~~Both the~~ The Trust Indenture ~~and Advisory Agreement allow~~ allows for voluntary termination with 60 days’ notice to the other parties to ~~each~~ the agreement. Similarly, the Advisory Agreement may be terminated at any time, without the payment of any penalty, by vote of the Board or by a vote of a majority of the outstanding voting securities of the Fund, on 60 days’ written notice to Invesco, or by Invesco any time, without the payment of any penalty, on sixty days’ written notice to the Trust. The Advisory Agreement also will automatically terminate in the event of its assignment.

29)	Please hyperlink all references to the appendices in the body of the Proxy Statement. Response: We confirm that we will hyperlink all references to the appendices.

30)
On page 38, in the discussion of Proposal 3 under the heading “Required Vote”, please delete the first use of the phrase “or represented by proxy.”

Response: The first use of the phrase “or represented by proxy” has been deleted.

August 11, 2025

31)
On page 39, under the heading “Trust Service Providers,” please identify the Fund’s administrator, pursuant to Item 22(a)(3)(i) of Schedule 14A.

Response: The Bank of New York Mellon (“BNY”) provides administrative services to the Trust in its role as Trustee of the Trust pursuant to the Trust’s Governing Instruments. We have included this fact in the disclosure regarding BNY’s role with respect to the Trust.

32)
Appendix I to the Proxy Statement contains information in a middle column under the title “Text of Current Governing Instruments.” Please clarify to which documents or instrument the information in this column relates.

Response: We have clarified the disclosure to explain that the cited text relates to the current Standard Terms and Conditions of the Trust.

33)
In Appendix I, with respect to the disclosure of text of the Governing Instruments pertaining to amendments and waivers, please add a clarifying caption in the first column of the chart.

Response: The text in the columns (Section 10.01 in the second column and Section 12.1 in the third column) pertains to provisions relating to amendments and waivers. We have clarified this point by adding a corresponding heading to “Amendments” in the first column.

* * *
Please direct questions or comments relating to this filing to me at the above-referenced telephone number or Mark Greer at (312) 964-3505.
Sincerely,
/s/ Eric S. Purple
Eric S. Purple

cc:	Adam Henkel, Esq. Jeff Kupor, Esq. Invesco Capital Management